Exhibit 99.1

TRANSCANADA CORPORATION – SECOND QUARTER 2008
Quarterly Report to Shareholders

Media Inquiries:	Shela Shapiro/ Cecily Dobson	(403) 920-7859 (800) 608-7859
Analyst Inquiries:	David Moneta/Myles Dougan/Terry Hook	(403) 920-7911 (800) 361-6522

TransCanada Announces Second Quarter Net Income of $324 Million
Comparable Earnings Per Share Increase 27 Percent

CALGARY, Alberta –July 31, 2008 – (TSX: TRP) (NYSE: TRP)

Second Quarter Highlights

(All financial figures are unaudited and in Canadian dollars unless noted otherwise)
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Net income for second quarter 2008 of $324 million ($0.58 per share) compared to $257 million ($0.48 per share) for the same period in 2007, an increase of approximately 21 per cent on a per share basis

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Comparable earnings for second quarter 2008 of $316 million ($0.57 per share) compared to $241 million ($0.45 per share) for the same period in 2007, an increase of approximately 27 per cent on a per share basis

●	Funds generated from operations for second quarter 2008 of $676 million compared to $596 million for the same period in 2007, an increase of approximately 13 per cent
●	Dividend of $0.36 per common share declared by the Board of Directors
●	Proceeded with plans for a 500,000 barrel per day expansion and extension of the Keystone crude oil pipeline system from western Canada to the U.S. Gulf Coast
●	Construction began on the initial phase of Keystone that will serve markets in the U.S. Midwest
●	Portlands Energy Centre went into service in simple-cycle mode on time and on budget

“The significant increase in second quarter earnings and cash flow demonstrates TransCanada's ability to deliver strong financial performance from its growing portfolio of high quality assets,” said Hal Kvisle, TransCanada's president and chief executive officer. “Today we are in the midst of a $17 billion capital program that is expected to deliver significant value to our shareholders over the next five years. Preparing for the longer term, we continue to build and develop our portfolio of large scale energy infrastructure projects including oil and gas pipelines, power generating plants and natural gas storage facilities.”

TransCanada Corporation (TransCanada) reported net income for second quarter 2008 of $324 million ($0.58 per share) compared to $257 million ($0.48 per share) for second quarter 2007.

Comparable earnings were $316 million ($0.57 per share) for second quarter 2008 compared to $241 million ($0.45 per share) in second quarter 2007. The $75 million ($0.12 per share) increase was due to strong earnings from the Company’s Energy business and lower corporate costs.  Higher realized power prices in Alberta was the primary reason for the significant increase in earnings in Energy's

Western Power business. Corporate costs were lower in second quarter 2008 due to a reduction in financial charges.  Comparable earnings in second quarter 2008 excluded a net unrealized gain of $8 million from fair value adjustments in the Natural Gas Storage business and in second quarter 2007 excluded $16 million of favourable income tax adjustments.

Funds generated from operations of $676 million in second quarter 2008 were $80 million higher than the $596 million generated in the same period in 2007 primarily due to higher earnings.

Notable recent developments in Pipelines, Energy and Corporate include:

Pipelines:

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The approximately US$7 billion Keystone Gulf Coast expansion project was announced, that is expected to provide additional capacity in 2012 of 500,000 barrels per day (bbl/d) from western Canada to the U.S. Gulf Coast, near existing terminals in Port Arthur, Texas. Keystone is a 50/50 partnership between TransCanada and ConocoPhillips. Construction of the facilities is anticipated to commence in 2010 following the receipt of the necessary regulatory approvals. When completed, the expansion will increase the commercial design of the Keystone pipeline system from 590,000 bbl/d to approximately 1.1 million bbl/d. Keystone has secured long-term commitments for approximately 830,000 bbl/d for an average term of 18 years.

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Construction began on the initial phase of the Keystone pipeline including facilities in Canada and the U.S., which will transport 590,000 bbl/d of crude oil from Hardisty, Alberta to U.S. Midwest markets. Deliveries to Wood River and Patoka, Illinois are expected to commence in late 2009, with deliveries to Cushing, Oklahoma anticipated in late 2010. The initial phase is expected to cost approximately US$5.2 billion.

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The Alaska House of Representatives voted in favour of granting TransCanada a license to build the Alaska pipeline. A positive Alaska Senate vote is a necessary condition for the issuance of the license.  A vote by the Senate is anticipated by August 2, 2008.  This major natural gas pipeline project would connect stranded U.S. natural gas reserves to Alaskan and Lower 48 consumers.

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TransCanada filed an application with the National Energy Board (NEB) to establish federal jurisdiction over the Alberta System.  The NEB announced it would hold an oral hearing commencing in November 2008 with a decision expected in first quarter 2009. Federal regulation would enable the Alberta System to extend across provincial borders, providing integrated service to Alberta and British Columbia customers, and Northern gas producers.

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TransCanada concluded a non-binding open season to gauge interest for new natural gas transportation service connecting the Horn River and Montney/Groundbirch areas in British Columbia to TransCanada’s Alberta System. TransCanada has received requests for gas transmission service exceeding 1 bcf/d for each area by 2012. It is anticipated TransCanada will complete a binding open season in the next several months.

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TransCanada continued to pursue opportunities to move an increasing supply of natural gas from the U.S. Rocky Mountains to growing markets using existing assets through proposals like Sunstone, Pathfinder, and Northern Border’s proposed Bison project.

Energy:

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TransCanada announced that the Salt River Project signed a 20-year power purchase agreement to secure 100 per cent of the output from TransCanada’s planned 575 megawatt (MW) Coolidge Generating Station in Coolidge, Arizona. Subject to receipt of required permits, construction is scheduled to begin in late 2009. The simple-cycle natural gas-fired peaking power facility is expected to be in service in May 2011.

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The 132 MW Kibby Wind power project received unanimous final development plan approval from the State of Maine’s Land Use Regulation Commission. Pending all remaining regulatory approvals, construction is expected to begin in third quarter 2008 and the project is expected to be fully commissioned in 2010.

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The Portlands Energy Centre natural gas-fired, combined-cycle power plant in Toronto, Ontario went into service in simple-cycle mode on time and on budget. It is currently able to provide 340 MW of electricity. In September 2008, the power plant is anticipated to return to the construction phase and to be fully commissioned in a 550 MW combined-cycle mode in second quarter 2009.

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The U.S. Federal Energy and Regulatory Commission issued an order authorizing TransCanada’s acquisition of the 2,480 MW Ravenswood Generating Facility (Ravenswood) located in Queens, New York.  This acquisition remains subject to New York Public Service Commission approval and is expected to close in third quarter 2008.

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Broadwater Energy filed an appeal with the U.S. Secretary of Commerce related to New York State’s Department of State’s rejection of a proposal to construct the Broadwater liquefied natural gas (LNG) facility.

Corporate:

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TransCanada closed a $1.27 billion common share offering with net proceeds designated to partially fund acquisitions and capital projects including the acquisition of Ravenswood, construction of Keystone, and for general corporate purposes.

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Following the common share offering, TransCanada filed a final short form base shelf prospectus with securities regulators in Canada and the U.S. The filing was done in normal course to allow for the potential future offering up to $3.0 billion of preferred shares, common shares and/or subscription receipts.

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TransCanada’s 2007 Corporate Responsibility Report was released that shares information and statistics in the areas of business, environment and human resources.  The report includes a high-level, cross-functional discussion of the policies, procedures and everyday practices followed to address the needs of our stakeholders, the protection of the environment, and the management of our business.

Teleconference – Audio and Slide Presentation
TransCanada will hold a teleconference today at 2:30 p.m. (Mountain) / 4:30 p.m. (Eastern) to discuss the second quarter 2008 financial results and general developments and issues concerning the Company. Analysts, members of the media and other interested parties wanting to participate should phone 1-866-898-9626 or 416-340-2216 (Toronto area) at least 10 minutes prior to the start of the teleconference. No passcode is required. A live audio and slide presentation webcast of the teleconference will also be available on TransCanada's website at www.transcanada.com.

The conference will begin with a short address by members of TransCanada's executive management, followed by a question and answer period for investment analysts. A question and answer period for members of the media will immediately follow.

A replay of the teleconference will be available two hours after the conclusion of the call until midnight (Eastern) August 7, 2008. Please call (800) 408-3053 or (416) 695-5800 (Toronto area) and enter pass code 3266671#. The webcast will be archived and available for replay on www.transcanada.com.

About TransCanada
With more than 50 years’ experience, TransCanada is a leader in the responsible development and reliable operation of North American energy infrastructure including natural gas pipelines, power generation, gas storage facilities, and projects related to oil pipelines and LNG facilities. TransCanada’s network of wholly owned pipelines extends more than 59,000 kilometres (36,500 miles), tapping into virtually all major gas supply basins in North America. TransCanada is one of the continent’s largest providers of gas storage and related services with approximately 355 billion cubic feet of storage capacity. A growing independent power producer, TransCanada owns, controls or is developing approximately 8,400 megawatts of power generation. TransCanada’s common shares trade on the Toronto and New York stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This News Release may contain certain information that is forward looking and is subject to important risks and uncertainties. The words "anticipate", "expect", "may", "should", "estimate", "project", "outlook", "forecast" or other similar words are used to identify such forward-looking information. All forward-looking statements reflect TransCanada’s beliefs and assumptions based on information available at the time the statements were made. Actual results or events may differ from those predicted in these forward-looking statements. Factors which could cause actual results or events to differ materially from current expectations include, among other things, the ability of TransCanada to successfully implement its strategic initiatives and whether such strategic initiatives will yield the expected benefits, the operating performance of the Company’s pipeline and energy assets, the availability and price of energy commodities, regulatory processes and decisions, changes in environmental and other laws and regulations, competitive factors in the pipeline and energy industry sectors, construction and completion of capital projects, labour, equipment and material costs, access to capital markets, interest and currency exchange rates, technological developments and the current economic conditions in North America. By its nature, such forward-looking information is subject to various risks and uncertainties, which could cause TransCanada's actual results and experience to differ materially from the anticipated results or expectations expressed.  Additional information on these and other factors is available in the reports filed by TransCanada with Canadian securities regulators and with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on this forward-looking information, which is given as of the date it is expressed in this News Release or otherwise, and to not use future-oriented information or financial outlooks for anything other than their intended purpose. TransCanada undertakes no obligation to update publicly or revise any forward-looking information, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Measures

TransCanada uses the measures "comparable earnings", "comparable earnings per share" and "funds generated from operations" in this News Release. These measures do not have any standardized meaning prescribed by Canadian Generally Accepted Accounting Principles (GAAP). They are, therefore, considered to be non-GAAP measures and are unlikely to be comparable to similar measures presented by other entities. Management of TransCanada uses non-GAAP measures to improve its ability to compare financial results among reporting periods and to enhance its understanding of operating performance, liquidity and ability to generate funds to finance operations. Non-GAAP measures are also provided to readers as additional information on TransCanada’s operating performance, liquidity and ability to generate funds to finance operations.

Management uses the measure of comparable earnings to better evaluate trends in the Company’s underlying operations. Comparable earnings comprise net income adjusted for specific items that are significant, but are not reflective of the Company’s underlying operations. Specific items are subjective, however, management uses its judgement and informed decision-making when identifying items to be excluded in calculating comparable earnings, some of which may recur. Specific items may include but are not limited to certain income tax refunds and adjustments, gains or losses on sales of assets, legal and bankruptcy settlements, and fair value adjustments. The table in the Consolidated Results of Operations section of the Management’s Discussion and Analysis presents a reconciliation of comparable earnings to net income. Comparable earnings per share is calculated by dividing comparable earnings by the weighted average number of shares outstanding for the period.

Funds generated from operations comprises net cash provided by operations before changes in operating working capital. A reconciliation of funds generated from operations to net cash provided by operations is presented in the Second Quarter 2008 Financial Highlights chart in this News Release.

Second Quarter 2008 Financial Highlights

(unaudited)

Operating Results	Three months ended June 30		Six months ended June 30
(millions of dollars)	2008	2007	2008	2007

Revenues	2,017	2,208	4,150	4,452

Net Income	324	257	773	522

Comparable Earnings (1)	316	241	642	491

Cash Flows
Funds generated from operations (1)	676	596	1,598	1,178
(Increase)/decrease in operating working capital	(104)	93	(98)	129
Net cash provided by operations	572	689	1,500	1,307

Capital Expenditures	633	386	1,093	692
Acquisitions, Net of Cash Acquired	2	4	4	4,224

Common Share Statistics	Three months ended June 30		Six months ended June 30
	2008	2007	2008	2007

Net Income Per Share - Basic	$0.58	$0.48	$1.40	$1.00

Comparable Earnings Per Share - Basic (1)	$0.57	$0.45	$1.17	$0.94

Dividends Declared Per Share	$0.36	$0.34	$0.72	$0.68

Basic Common Shares Outstanding (millions)
Average for the period	561	536	551	522
End of period	578	536	578	536

(1)  For a further discussion on comparable earnings, funds generated from operations and comparable earnings per share, refer to the Non-GAAP Measures section in this News Release.